Exhibit 99.1

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – DECEMBER 20, 2005

BAYTEX ENERGY TRUST ANNOUNCES AMENDMENT TO RECORD
DATE FOR THE JANUARY DISTRIBUTION

Baytex Energy Trust (TSX-BTE.UN) announces that a cash distribution of $0.15 per unit in respect of December operations will be paid on January 16, 2006 for unitholders of record on December 31, 2005, not December 30, 2005 as previously stated. The ex-distribution date will remain as December 28, 2005.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

Forward Looking Statements

Certain statements in this press release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.  All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca